Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

July 11, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	CORPHOUSING GROUP INC.

Amended Registration Statement on Form S-1

Filed May 18, 2022

File No. 333-262114

Ladies and Gentlemen:

On behalf of CorpHousing Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 15, 2022, relating to the above-captioned Amended Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement (Amendment No. 5), a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that a large portion of the additional changes in this Amendment No. 5 relate to the bridge financings undertaken by the Company in order to secure capital for the timely leasing and opening of new properties (defined in this Amendment as the May/June 2022 Bridge Financing) ahead of consummation of the proposed public offering.

COVID-19’s Business Impact .. page 54

1.	We note your response to comment 4, and we note that your tables on pages 55 and 61 still present the measures Covid Related Refunds and % Covid Related Refunds. Please revise your disclosure to clarify how this measure was calculated, and how you were able to determine that these refunds were specifically related to the ongoing COVID-19 pandemic.

Please note that we have deleted the table in question (please see pages 55 and 56). The general, typical refund percentage data and revenue data continues to be presented in the Company’s other financial tables in the MD&A without qualification or any tie in to Covid (see for example page 59). We have further revised the section cited above to simply provide disclosure about management’s opinion on the general impact of Covid on its operations (see page 55).

Securities and Exchange Commission
July 11, 2022

NYC Compliance and Regulations governing Short-Term Rentals, page 55

2.	Please expand your response to prior comment 5 to clarify which of your properties are subject to limitations on short term rentals including contractual limitations.

Please note that the Company has expanded its response with respect to short-stay length regulations and limitations throughout the prospectus, including, but not limited to, in the “Summary” at page 7 (under the “Marriott Herald Square”), MD&A at page 52 (under the subsection “Overview”) and page 57) and the “Business” section at pages 71, 76, 79, 80, 81 and 91. The Company has clarified which of its properties are subject to any such limitation in numerous ways. The Company notes the percentage of its accommodation units subject to such limitations (12%) and the percentage that is not (88%). The Company also provides general disclosure noting that the vast majority of its revenues are generated by properties that are not subject to such limitations. The Company also now notes in several sections of the book that an integral part of its accommodation units portfolio growth strategy is to focus almost exclusively on commercially zoned hotel properties (while also divesting older leases in residential areas), all of which are not subject to regulatory or contractual limitations on length stay. The Company also notes that its newest properties brought under lease and added to its accommodation units portfolio are all commercially zoned buildings free of such short-stay length limitations.

Exhibits

2.	Please review the legality opinion filed as Exhibit 5.1 to also opine upon the units and the underwriter warrants.

We have revised Exhibit 5.1 as instructed above.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Brian L. Ross

cc:	Brian Ferdinand